SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 12b-25

                                                   Commission File Number 0-3305

                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K   [ ] Form 20-F
               [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For period ended: June 28, 1997

[ ] Transition Report on Form 10-K and 10-KSB
[ ] Transition Report on Form 10-Q and 10-QSB
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR

For the transition period ended: ___________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates: ____________________________________

                         Part I. Registrant Information

Full name of Registrant: NCC INDUSTRIES, INC.

Former name if applicable: N/A

Address of principal executive office (street and number): 165 Main Street City, State and zip code: Cortland, New York 13045

                         Part II. Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

NCC Industries, Inc. (the "Company") was not able to file its Form 10-Q with respect to the quarter ended June 28, 1997 on a timely basis because of the commencement of a bankruptcy filing under chapter 11, title 11 of the United States Code, which filing took place on July 22, 1997 (the "Filing"). The time and services of the Company's management has been devoted to matters relating to the Filing and, as a result, additional time is necessary to file the Company's quarterly report on Form 10-Q.

                           Part IV. Other Information

(1) Name and telephone number of persons to contact in regard to notification.

--------------------------------------------------------------------------------
          Jonathan J. Russo         (212)                      702-5714
              (Name)              (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X]  Yes      [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X]  Yes      [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss for the quarter ended June 28, 1997 of ($11,481,239) as compared to a net loss of ($923,675) for the quarter ended June 29, 1996. The increase in the Company's net loss was due to a charge for accrued restructuring costs and decrease in net sales. Restructuring costs for increased inventory reserves, facility exit costs and related severance amounted to approximately $6,000,000. The net sales decreased to $11,482,526 for the quarter ended June 28, 1997 as compared to $28,106,000 for the quarter ended June 29, 1996. This is the result of decreases in both units sold and unit price. This sales unit cost decrease is due to a change in product mix and a greater volume of close-out sales of discontinued styles.

                              NCC INDUSTRIES, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 12, 1997                      By:  /s/ Frank B. Stull
                                                 -------------------------------
                                                     Frank B. Stull
                                                     Executive Vice President -
                                                     Chief Financial Officer


                                    Attention

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)